THE SEIBELS BRUCE GROUP, INC.®

Building Relationships Since 1869
www.seibels.com

NASDAQ: SBIG

P.O. BOX ONE, COLUMBIA, SC 29202-0001

803.748.2000
800.525.8835

11K

Securities and Exchange Commission

Washington, DC 20549

(Mark One)

(X) Annual Report Pursuant to section 15 (d) of the Securities Exchange Act of 1934 (Fee Required)

For the fiscal year ended December 31, 2001.

OR

( ) Transition Report pursuant to section 15 (d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from __________ to ____________.

Commission File Number ________________

A. Full title of the plan and address of the plan, if different form that of the issuer named below:

South Carolina Insurance Company Employee's
Profit-Sharing and Savings Plan

formerly known as:

The Seibels Bruce & Company Employees'
Profit-Sharing and Savings Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Seibels Bruce Group, Inc.
1501 Lady Street
Columbia, SC 29201
(803) 748-2000

THE SEIBELS BRUCE GROUP, INC.®
Building Relationships Since 1869
www.seibels.com

NASDAQ: SBIG

P.O. BOX ONE, COLUMBIA, SC 29202-0001

803.748.2000
800.525.8835

11K

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SC Insurance Company Employee
Profit Sharing and Savings Plan

Date: 6-27-02 By: Don A. Drozd

Don A. Drozd
Compensation & Benefits Manager
Human Resources

CONSENT OF INDEPENDENT PUBLIC ACOUNTANTS

As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into the Company's previously filed Registration statement No. 33-43618.

Grant Thornton LLP

Columbia, South Carolina

Financial Statements and Other Financial Information and
Report of Certified Independent Public Accountants

South Carolina Insurance Company
Employees' Profit-Sharing and Savings Plan

December 31, 2001 and 2000

South Carolina Insurance Company
Employees' Profit-Sharing and Savings Plan

Table of Contents

Grant Thornton

REPORT OF CERTIFIED INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrative Committee of
South Carolina Insurance Company Employees' Profit-Sharing and Savings Plan:

We have audited the accompanying statement of net assets available for plan benefits of **South Carolina Insurance Company Employees' Profit-Sharing and Savings Plan** as of December 31, 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements and the schedule referred to below are the responsibility of the administrative committee. Our responsibility is to express an opinion on these financial statements and the schedule based on our audit. The statement of net assets available for plan benefits of South Carolina Insurance Company Employees' Profit-Sharing and Savings Plan as of December 31, 2000, was audited by other auditors whose report, dated June 1, 2001, expressed an unqualified opinion on the statement.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and schedule referred to above present fairly, in all material respects, the net assets available for plan benefits of South Carolina Insurance Company Employees' Profit-Sharing and Savings Plan as of December 31, 2001, and the changes in its net assets available for plan benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 2001, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Columbia, South Carolina
June 20, 2002

South Carolina Insurance Company
Employees' Profit-Sharing and Savings Plan

Statements of Net Assets Available for Plan Benefits
As of December 31, 2001 and 2000

	2001	2000
Assets:		
Investments, at fair value	**$10,314,636**	$10,883,111
Receivables:		
Employer contributions	**14,391**	0
Loans to participants	**268,434**	272,024
Total assets	**10,597,461**	11,155,135
Liabilities – Excess contributions	**0**	6,414
Net assets available for plan benefits	**$10,597,461**	$11,148,721

The accompanying notes to financial statements are an integral part of these statements.

South Carolina Insurance Company
Employees' Profit-Sharing and Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2001

Additions to net assets attributed to:	
Contributions:	
Participants	$ 636,602
Employer	243,782
Total contributions	880,384
Investment income (loss):	
Net realized and unrealized depreciation in plan investments	(683,762)
Interest and dividends on investments	251,197
Interest on participant loans	25,046
Total investment loss	(407,519)
Total additions	472,865
Deductions from assets:	
Benefit and termination payments	1,013,013
Administrative expenses	11,112
Total deductions	1,024,125
Net decrease in net assets available for plan benefits	(551,260)
Net assets available for plan benefits, beginning of year	11,148,721
Net assets available for plan benefits, end of year	$10,597,461

The accompanying notes to financial statements are an integral part of this statement.

Note A – Description of Plan

The following description of South Carolina Insurance Company Employees' Profit-Sharing and Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all employees of South Carolina Insurance Company, American Flood Services Group and Universal Insurance Company, Inc. (the Company). The companies are wholly owned subsidiaries of the Seibels Bruce Group, Inc. (the Parent). The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

Beginning September 1, 2000, all full-time employees of the Company who have completed 90 days of service are eligible for plan benefits. Part-time employees of the Company must complete one year of service in order to become eligible for plan benefits.

Contributions

Eligible employees may contribute an amount of up to 15% of their eligible compensation to the Plan, subject to certain limitations under the Internal Revenue Code (IRC). The Plan provides for company-matching contributions. In 2001 and 2000, the Company match was 50% of the first 6% of each participant's compensation.

Investment of Assets

Principal Financial Group (Principal) served as trustee of the plan assets from April 1, 1999, through June 28, 2001. Effective June 28, 2001, the Company appointed MFS, a division of Paine Webber, as trustee. Pursuant to the Trust Agreement, the plan assets were transferred from Principal to MFS and invested in certain funds made available under the Trust Agreement. Following is a description of the available investment options and the funds' investment strategies at December 31, 2001. Participants may direct their contributions and the Company's contributions in one or more of the following funds in 1% increments.

<u>MFS Money Market Fund</u> – The fund invests in high-quality, short-term securities. For the most part, the account lends money to companies that need short-term financing. The value of the investment changes daily based on interest rates, income and expenses.

MFS Fixed Fund – This fund is a stable value open-end collective investment trust. The fund invests in guaranteed investment contracts issued by major insurance companies, bank investment contracts and high-quality fixed income securities. The value of the investment changes daily based on interest rates, income and expenses.

MFS Bond Fund – This fund invests at least 65% of assets in investment grade bonds, including U.S. government securities and high-grade corporate debt. It may invest no more than 20% of assets in debt rated below investment-grade. The fund may invest up to 35% of assets in foreign securities. The value of the investment changes daily based on interest rates, movement in market values and expenses.

MFS Government Securities Fund – This fund invests primarily in U.S. government obligations, including U.S. Treasury obligations and government agency mortgage-backed securities. It may invest a significant portion of assets in Government National Mortgage Association certificates. The value of the investment changes daily based on interest rates, movement in market values and expenses.

MFS Total Return Fund – This fund invests 40% to 75% of assets in equity securities. The balance is invested in debt securities, including up to 20% of assets in debt rated below BB. The fund may invest up to 20% of assets in foreign securities, including Brady Bonds. The value of the investment changes daily based on interest rates, dividends, movement in market values and expenses.

MFS Value Fund – This fund invests at least 65% of assets in large company equity securities that pay dividends. Management seeks a gross yield that exceeds that of the S&P 500. The fund may invest up to 35% of assets in fixed income securities, including up to 20% in debt rated below investment-grade. The fund may invest up to 35% of assets in foreign securities, including Brady Bonds. The value of the investment changes daily based on interest rates, dividends, movement in stock prices and expenses.

MFS Strategic Growth Fund – This fund invests all assets in equities of companies believed by the advisor to offer superior prospects for growth. It may invest in companies of any size, including smaller, lesser-known issuers in developmental stages. The fund may also invest up to 20% of assets in foreign equities. The value of the investment changes daily based on dividends, movement in stock prices and expenses.

Franklin Balance Sheet Fund – This fund invests in equity securities it judges to be undervalued. These typically include common and preferred stocks and commercial paper that may be purchased at prices below the book value of the company. The value of the investment changes daily based on dividends, movement in stock prices and expenses.

American Euro Pacific Growth Fund – This fund invests in equity securities of issuers domiciled in Europe or the Pacific Rim. It also may invest in convertible securities and straight-debt securities; no more than 5% of assets may be invested in debt securities rated below investment-grade. The value of the investment changes daily based on interest rates, dividends, movement in market values and expenses.

Templeton Foreign Fund – This fund invests in stocks and debt securities of companies and governments outside of the United States. It maintains a flexible investment policy and can invest in all types of securities and in any foreign country, developed or undeveloped. The value of the investment changes daily based on interest rates, dividends, movement in market values and expenses.

Brinson S&P 500 Index Fund – This fund invests in common stocks issued by companies in the S&P 500 index. Management seeks to achieve a correlation between the performance of its investments and that of the S&P 500. The value of the investment changes daily based on dividends, movement in stock prices and expenses.

PIMCO Mid Cap Growth Fund – This fund invests in the stocks of medium-sized companies with dynamic growth potential and a history of success in order to achieve the goal of capital appreciation. The value of the investment changes daily based on dividends, movement in stock prices and expenses.

The Growth Fund of America – This fund invests in equity securities of a wide range of companies believed by the advisor to offer superior opportunities for growth of capital. The value of the investment changes daily based on dividends, movement in stock prices and expenses.

Participants may also invest contributions in the Seibels Bruce Common Stock Fund. This fund invests solely in the common stock of the Parent and maintains a small cash balance for liquidity purposes.

Allocation of Earnings and Losses

On a daily basis, MFS determines the fair market value of the Plan's investment in pooled separate accounts (described above) and the resulting gain or loss as compared with the pooled separate accounts' value from the prior day. The gain or loss is allocated to each participant's account in relation to his investment in the respective investment fund account.

Vesting

Participants vest in company contributions at 33% a year and are fully vested after three years. Participants are always 100% vested in salary reduction amounts contributed to the Plan.

Payment of Benefits

A participant's balance becomes payable following the date of his or her retirement, total and permanent disability, death or termination.

Participant Loans

Loans to participants are permitted to the extent they do not exceed the lessor of $50,000 or 50% of the vested interest of the participant in the Plan. Each loan is evidenced by formal loan documents and secured by the participant's vested interest in the Plan. Loans must be repaid within five years and bear interest at the prime rate in effect when applying for the loan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

Note B – Significant Accounting Principles

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions which affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the reported changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term. Such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Investment Valuation

Investments of the Plan are stated at fair market value as determined by MFS. The Seibels Bruce Common Stock Fund is stated at fair market value based on the open market price of The Seibels Bruce Group, Inc. stock. At December 31, 2001 and 2000, the fund maintained no cash.

The values of individual investments that represent 5% or more of the Plan's total net assets as of December 31, 2001 and 2000, are as follows:

	2001	2000
Principal Money Market Fund	**$ 0**	$1,286,598
Principal Large Company Growth Fund	**0**	2,299,948
Principal Stock Emphasis Balance Fund	**0**	2,958,561
Guaranteed Investment Contracts	**0**	653,296
Principal Bond and Mortgage Fund	**0**	604,740
Principal Large Cap Stock Index Fund	**0**	1,189,962
MFS Total Return Fund	**2,371,847**	0
MFS Fixed Fund	**2,030,195**	0
The Growth Fund of America	**1,284,446**	0
Brinson S&P 500 Index Fund	**875,537**	0
MFS Bond Fund	**664,113**	0
MFS Value Fund	**567,464**	0
Seibels Bruce Common Stock Fund	**546,492**	115,459

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $683,762 as follows:

Seibels Bruce Group Common Stock Fund	**$308,715**
Principal Money Market Fund	**33,511**
Principal Bond & Mortgage Fund	**24,541**
Principal Guaranteed Investment Fund	**18,182**
Principal Small Company Blend Fund	**17,282**
The Growth Fund of America	**15,963**
Templeton Foreign Fund	**11,408**
Franklin Balance Sheet Fund	**7,239**
Principal Government Securities Fund	**5,935**
Principal Small Company Growth Fund	**5,114**
American Euro Pacific Growth Fund	**5,035**
MFS Bond Fund	**2,515**
PIMCO Mid Cap Growth Fund	**1,249**
MFS Value Fund	**202**
MFS Fixed Fund	**(27)**
MFS Government Securities Fund	**(867)**
Principal Medium Company Blend Fund	**(1,695)**
Fidelity Advisor Equity Growth Fund	**(3,922)**
MFS Research International	**(6,685)**
Fidelity Advisor Overseas Fund	**(7,357)**
MFS New Discovery Fund	**(9,101)**
Principal Large Company Value Fund	**(12,051)**
MFS Strategic Growth Fund	**(12,607)**
Janus Adviser Aggressive Growth Fund	**(16,521)**
Principal International Stock Fund	**(72,147)**
Principal Large Cap Stock Index Fund	**(75,984)**
Brinson S&P 500 Index Fund	**(83,348)**
Principal Stock Emphasis Balanced Fund	**(127,267)**
MFS Total Return Fund	**(146,165)**
Massachusetts Investors Fund	**(191,737)**
Principal Large Company Growth Fund	**(373,172)**
	$(683,762)

Administrative Expenses

Under MFS, the Company's broker, Paine Webber, is responsible for all administrative expenses of the Plan.

Note C – Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service confirming that the Plan's design qualifies it for exemption from federal income taxes under Section 501(a) of the IRC. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is currently operating in accordance with all applicable IRC regulations.

Note D – Transactions with Parties-in-Interest

The Plan is administered by an administrative committee appointed by the Board of Directors of the Company. All shares of the Seibels Bruce Common Stock Fund were purchased in the open market at the fair market value at the time of the purchase.

At December 31, 2001 and 2000, the Plan held 3.4% and 2.6%, respectively, of the outstanding voting common stock of The Seibels Bruce Group, Inc.

During the years ended December 31, 2001 and 2000, the Plan purchased approximately 17,000 and 74,000 shares, respectively, of common stock of The Seibels Bruce Group, Inc. (Seibels) at a cost of approximately $42,397 and $63,000, respectively.

Certain plan investments are shares of pooled separate accounts managed by MFS. MFS is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees for the investment management services are paid by each respective pooled separate account of MFS.

South Carolina Insurance Company
Employees' Profit-Sharing and Savings Plan

Schedule H, Line 4i — Schedule of Assets Held for Investment Purposes
At End of Year

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Date	(d) Cost	(e) Current Value
	Investments:			
*	MFS Total Return Fund	Mutual Fund	N/A	$ 2,371,847
*	MFS Fixed Fund	Mutual Fund	N/A	2,030,195
*	The Growth Fund of America	Mutual Fund	N/A	1,284,446
	Brinson S&P 500 Index Fund	Mutual Fund	N/A	875,537
*	MFS Bond Fund	Mutual Fund	N/A	664,113
*	MFS Value Fund	Mutual Fund	N/A	567,464
	Franklin Balance Sheet Fund	Mutual Fund	N/A	471,847
	Templeton Foreign Fund	Mutual Fund	N/A	467,521
*	MFS Government Securities Fund	Mutual Fund	N/A	382,668
	PIMCO Mid Cap Growth Fund	Mutual Fund	N/A	313,266
	American Euro Pacific Growth Fund	Mutual Fund	N/A	222,983
*	MFS Money Market Fund	Mutual Fund	N/A	75,435
*	MFS Strategic Growth Fund	Mutual Fund	N/A	40,822
	Total investments			9,768,144
*	Seibels Bruce Common Stock Fund	Common stock	N/A	546,492
*	Loans to participants (interest rates varying from 6% to 12%)		N/A	268,434
				$10,583,070

* Represents party-in-interest to the Plan.

N/A – Historical cost has not been provided due to the Plan's being completely participant directed.

The accompanying notes to financial statements are an integral part of this schedule.